09058495

AB* 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12115

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARL P. SHERR & CO., LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 MAIN STREET
(No. and Street)

WORCESTER (City) MA (State) 01608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL P. SHERR (508) 791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET (Address) WORCESTER (City) MA (State) 01608 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RP 3/11

OATH OR AFFIRMATION

I, CARL P. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl P Sherr
Signature

Members
Title

Notary Public My commission expires 2/27/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (a limited liability company) as of December 31, 2008 and 2007, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 25, 2009

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2008	2007
Cash	$ 41,531	$ 28,767
Deposits with clearing agent	106,638	110,005
Receivable from clearing agent	1,350	1,210
Other receivables	59,675	65,504
Property and equipment, net	43,956	59,197
Prepaid expenses	6,362	8,382
Total assets	$ 259,512	$ 273,065

LIABILITIES AND MEMBERS' EQUITY

	2008	2007
Accounts payable and accrued expenses	$ 26,289	$ 24,118
Members' equity	233,223	248,947
Total liabilities and members' equity	$ 259,512	$ 273,065

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2008	2007
Revenues:		
Commissions on securities transactions	$ 235,026	$ 233,741
Investment advisory fees	532,053	474,954
Other investment and financial planning fees	248,032	158,244
Trading gains on securities, net	3,049	33,594
Commissions on insurance policies and annuities	12,177	43,790
Interest and dividends	1,308	5,148
Total revenues	1,031,645	949,471
Expenses:		
Guaranteed payments to members	156,000	156,000
Payroll	124,987	120,451
Payroll taxes	11,499	9,717
Commissions	17,825	1,031
Employee health insurance	1,380	-
Administrative fees	27,212	23,571
Transfer, clearance and brokerage fees	22,196	20,149
Equipment rental	17,073	17,227
Professional fees	43,768	29,949
Rent	24,022	24,022
Office and postage	25,885	29,765
Depreciation	15,241	14,099
Telephone	16,184	17,651
Auto expense	17,777	16,805
Travel, selling and promotion	10,864	11,317
Advertising	8,410	2,792
Insurance	4,734	3,244
Dues and subscriptions	1,485	1,609
Taxes and licenses	3,776	4,425
Total expenses	550,318	503,824
Net income	481,327	445,647
Members' equity - beginning	248,947	244,678
Members' distributions	(497,051)	(441,378)
Members' equity - ending	$ 233,223	$ 248,947

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2008	2007
Operating activities:		
Net income	$ 481,327	$ 445,647
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation	15,241	14,099
Changes in operating assets and liabilities:		
Deposits with clearing agent	3,367	40,953
Receivable from clearing agent	(140)	(287)
Other receivables	5,829	(16,194)
Prepaid expenses	2,020	(2,848)
Accounts payable and accrued expenses	2,171	6,858
Net cash provided by operating activities	509,815	488,228
Investing activities:		
Acquisition of property and equipment	-	(38,691)
Financing activities:		
Members' distributions	(497,051)	(441,378)
Net increase in cash	12,764	8,159
Cash - beginning	28,767	20,608
Cash - ending	$ 41,531	$ 28,767

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Noncash investing activity:		
Net book value of motor vehicles traded-in	$ -	$ 15,681

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company's principal sources of revenue are investment advisory fees on managed accounts invested in mutual funds, commissions on securities transactions for customers, and other fees for investment services. In recent years, the Company has shifted the focus of a portion of its revenue producing activities from the Company's trading in the securities markets to servicing managed accounts and providing financial planning. The Company's customers are located primarily in Central Massachusetts. An unrelated clearing agent completes the majority of the securities transactions and an unrelated asset management company provides a significant portion of the mutual fund investing services to the Company's customers.

The Company also offers life, disability and long-term care insurance and annuity products.

Organization:

The Company is organized as a limited liability company. The terms of the Company's operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may be liable for certain amounts previously distributed to them by the Company in the event that insufficient assets are available to pay liabilities.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Other Receivables:

Other receivables include investment advisory fees which are recorded at net realizable value.

Income Recognition:

Commission income from customers' securities transactions, trading gains and losses from the Company's securities transactions, and related transaction expenses are recorded on a trade date basis.

The Company normally closes all market positions from securities transactions at the end of every month. If any positions were still open as of any reporting period, marketable securities would be stated at market value and the difference between cost and market would be included in income.

Investment advisory fees, commissions on insurance and annuity products, interest, dividends and other fees based on customers' balances in managed accounts or for financial planning services are accrued as earned.

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years.

Guaranteed Payments to Members:

Guaranteed payments to members, which are designed to represent reasonable compensation for services rendered, are accounted for as an expense rather than a distribution from members' equity.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising:
Advertising costs are expensed as incurred.

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their shares of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Reclassifications:
Certain amounts in the 2007 financial statements have been reclassified to conform to the 2008 presentation with no effect on previously reported net income or members' equity.

(3) DEPOSITS WITH CLEARING AGENT

Deposits with clearing agent, which also includes cash on deposit with an asset management company, are comprised of the following:

	2008	2007
Cash	$ 56,632	$ 59,999
Deposit	50,006	50,006
	$ 106,638	$ 110,005

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2008	2007
Furniture and fixtures	$ 38,312	$ 38,312
Motor vehicles	51,236	51,236
	89,548	89,548
Accumulated depreciation	(45,592)	(30,351)
	$ 43,956	$ 59,197

In February 2009, the motor vehicles were sold for approximately $22,000 and the Company recognized a loss of $13,000.

(5) LEASES

The Company leases its office facilities and certain equipment on a month-to-month basis.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $100,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2008	2007
Aggregate indebtedness	$ 26,289	$ 24,118
Net capital	$ 182,905	$ 181,368
Ratio of aggregate indebtedness to net capital	.144 to 1	.133 to 1

(7) COMMITMENTS AND CONTINGENCIES

In the course of business, the Company executes transactions on behalf of its customers. If any of these transactions do not settle due to a customer's nonperformance, the Company may become obligated to settle. Likewise, the Company is also exposed to risk in the event that the other broker-dealers and financial institutions used to provide services to its customers do not fulfill their obligations to the Company. The Company reviews the credit worthiness of all parties and believes that any litigation that may result from customer or counterparty transactions, will not have a materially adverse effect on future operations or financial position.

At times, the Company maintains cash balances with its clearing agent in excess of insured limits.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital:	
Total members' equity	$ 233,223
Less - nonallowable assets:	
Property and equipment	43,956
Other assets	6,362
	50,318
Net capital before haircuts on securities positions (tentative net capital)	182,905
Haircuts - none required	-
Net capital	$ 182,905
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 26,289
Computation of basic net capital requirement:	
Minimum net capital required	$ 100,000
Excess net capital at 1,000 percent	$ 180,276
Ratio: Aggregate indebtedness to net capital	.144 to 1

There are no material differences between the above computations and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2008.

See independent auditors' report

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2008 AND 2007